UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 22, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

JDA Software Group, Inc.

File No. 000-27876- CF#24263

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JDA Software Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 3, 2009, as amended on December 18, 2009.

Based on representations by JDA Software Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

> Exhibit 10.1   through April 30, 2010
> Exhibit 10.2   through April 30, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel